UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

DONEGAL GROUP INC.

(Name of Subject Company)

DONEGAL GROUP INC.

(Name of Person Filing Schedule 14D-9)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

257701-30-0

(CUSIP Number of Class of Securities)

Jeffrey D. Miller

Senior Vice President and Chief Financial Officer

Donegal Group Inc.

1195 River Road, P.O. Box 302

Marietta, PA 17547-0302

(717) 426-1931

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Frederick W. Dreher, Esq. John W. Kauffman, Esq. Duane Morris LLP 30 South 17th Street Philadelphia, PA 19103-4196 (215) 979-1234 Counsel to Donegal Group Inc.	David H. Pittinsky, Esq. Justin P. Klein, Esq. Ballard Spahr LLP 1735 Market Street Philadelphia, PA 19103-7559 (215) 864-8117 Counsel to the Donegal Group Inc. Special Committee

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PREFACE

This Amendment No. 3 to Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment No. 3”) relates to the tender offer (the “Original Offer”) of Gregory Mark Shepard (“Shepard”) to purchase for cash 962,636 shares of Donegal Group Inc. (“DGI”) Class B common stock (the “Class B Shares”) at a purchase price of $30.00 per share upon the terms and subject to the conditions set forth in Shepard’s Schedule TO (the “TO”). Shepard filed the TO with the Securities and Exchange Commission (the “SEC”) on March 20, 2013. Shepard filed an amended Schedule TO (the “First Amended TO”) with the SEC on April 22, 2013 and extended the expiration date of the Original Offer to May 20, 2013 (the “First Amended Offer”). Shepard filed an amended Schedule TO (the “Second Amended TO”) with the SEC on May 21, 2013 and further extended the expiration date of the Original Offer to July 31, 2013 (the “Second Amended Offer”).

The DGI Board of Directors (the “DGI Board”) met on May 23, 2013, following a meeting of the Special Committee of the DGI Board held on May 22, 2013. The Special Committee concluded that the Second Amended Offer was illusory and recommended that the DGI Board recommend to the holders of the Class B Shares that they reject Shepard’s Second Amended Offer and not tender their Class B Shares for purchase because the Second Amended Offer is illusory. In accordance with the report and recommendation of the Special Committee, the DGI Board unanimously recommends that the holders of the Class B Shares REJECT the Second Amended Offer and NOT TENDER their Class B Shares for purchase pursuant to the Second Amended Offer. DGI sets forth the reasons for the recommendation of the DGI Board in this Amendment No. 3.

(ii)

Item 4.	The Solicitation or Recommendation.

(a) Solicitation/Recommendation

The DGI Board thoroughly evaluated and assessed the conditions as modified in the Second Amended Offer. The DGI Board acted following its receipt and review of a report and recommendation submitted to the DGI Board by the Special Committee and advice from independent legal counsel. The Special Committee met on May 22, 2013 to consider the Second Amended Offer. At its May 23, 2013 meeting, the DGI Board determined that Shepard could not satisfy certain conditions Shepard stated in his Second Amended Offer before the July 31, 2013 Expiration Date.

The DGI Board, therefore, unanimously recommends that the holders of DGI’s Class B Shares REJECT the Second Amended Offer and NOT TENDER their Class B Shares for purchase pursuant to the Second Amended Offer.

(b) Background

Shepard commenced the Second Amended Offer on May 21, 2013. Shepard’s conditions precedent to the Second Amended Offer provide that Shepard has no obligation to purchase the Class B Shares if any of his conditions to the Second Amended Offer have not been met. Because of the Second Amended Offer’s Expiration Date of July 31, 2013, the DGI Board and the Special Committee believe that the Second Amended Offer is illusory for the reasons DGI sets forth in Item 4(c) of this Amendment No. 3.

(c) Reasons for the DGI Board Recommendation

In reaching the conclusions and making the recommendation DGI describes above, the DGI Board and the Special Committee, comprised of the five independent members of DGI’s Board, reviewed Shepard’s conditions to the Second Amended Offer. As set forth in this Amendment No. 3, the DGI Board and the Special Committee believe that Shepard cannot satisfy a number of conditions to the Second Amended Offer before the July 31, 2013 Expiration Date of the Second Amended Offer. These conditions include the FRB Condition, the Insurance Regulatory Approval Condition and the Minimum Tender Condition.

The FRB Condition

Shepard has conditioned the Second Amended Offer, among other things, upon the approval of the Federal Reserve Bank of Philadelphia (the “FRB”) following the expiration of a 60-day review period after Shepard’s filing of an application with the FRB for his proposed acquisition of the Class B Shares. Even though Shepard made his Original Offer for the Class B Shares on March 20, 2013 and even though his Original Offer, like the First Amended Offer and the Second Amended Offer, is conditioned on FRB approval, Shepard did not file the requisite application for FRB approval until April 29, 2013. By letter dated May 28, 2013, the FRB forwarded a number of questions to Shepard for response by June 10, 2013. The DGI Board and the Special Committee do not believe that Shepard can satisfy the FRB Condition by the July 31, 2013 Expiration Date of the Second Amended Offer. Shepard cannot waive this condition, which is by law an indispensable legal condition precedent to the consummation of the Second Amended Offer.

The HSR Condition

Shepard may not consummate the Second Amended Offer prior to the expiration or termination of all applicable waiting periods and any extension of the waiting periods applicable to the notification Shepard must file with respect to the Second Amended Offer pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR”). To the knowledge of the DGI Board, as of May 28, 2013, Shepard had not made that filing or paid the HSR filing fee. Shepard cannot waive this condition, which is by law an indispensable legal condition precedent to the consummation of the Second Amended Offer.

The Insurance Regulatory Approval Condition

The Insurance Regulatory Approval Condition requires that the insurance regulators in six states – Iowa, Maryland, Michigan, Pennsylvania, Virginia and Wisconsin – approve the Second Amended Offer. Two of these states have raised legal issues as to whether Shepard may initiate the Second Amended Offer at all prior to obtaining insurance regulatory approval in those states. All the regulatory states also have review and/or public hearing procedures, and other conditions that Shepard must satisfy before Shepard can meet the Insurance Regulatory Approval Condition. In addition, several of the states have asked Shepard to provide additional information before they will commence their consideration of his application for insurance regulatory approval of the Second Amended Offer. Shepard also has not provided to DGI a complete copy of Shepard’s Form A Application, which DGI believes is required by law. The DGI Board believes that unless and until Shepard provides all of the information required by, and meets all of the legal and procedural requirements applicable to the insurance regulatory approval process in, Iowa, Maryland, Michigan, Pennsylvania, Virginia and Wisconsin, the insurance regulatory process in all six states will not proceed in a manner that will satisfy the Insurance Regulatory Approval Condition by the July 31, 2013 Expiration Date of the Second Amended Offer. Moreover, Shepard cannot waive the requirement of insurance regulatory approval in Iowa, Maryland, Michigan, Pennsylvania, Virginia and Wisconsin, which by law are indispensable legal conditions precedent to the consummation of the Second Amended Offer.

Minimum Tender Condition

In addition, although Shepard may ultimately decide to waive the Minimum Tender Condition – unlike the HSR Condition, the FRB Condition and the Insurance Regulatory Approval Condition, which Shepard cannot waive because they are indispensable legal conditions that Shepard must satisfy before Shepard can consummate the Second Amended Offer – it too cannot be satisfied. Shepard’s Minimum Tender Condition cannot be satisfied because, as set forth in Item 4(d), none of the directors, executive officers or affiliates of DGI or Donegal Mutual intends to tender their respective Class B Shares to Shepard pursuant to his Second Amended Offer. As a result, sufficient Class B Shares are not available for purchase by Shepard that would permit him to satisfy the Minimum Tender Condition.

For the foregoing reasons, the DGI Board and the Special Committee determined that the FRB Condition, the Insurance Regulatory Approval Condition and the Minimum Tender Condition cannot be satisfied by the July 31, 2013 Expiration Date of Shepard’s Second Amended Offer. Accordingly, the DGI Board continues to believe that Shepard’s Second Amended Offer is illusory and recommends that the holders of DGI Class B Shares REJECT the Second Amended Offer and NOT TENDER their Class B Shares to Shepard for purchase pursuant to the Second Amended Offer.

(d) Intent to Tender

If the directors and executive officers of DGI were to tender pursuant to the Second Amended Offer all Class B Shares they own, they would receive the same cash consideration and on the same terms and conditions as all other holders of Class B Shares. As of May 1, 2013, the directors and executive officers of DGI owned an aggregate of 196,122 Class B Shares, or 3.5% of the outstanding Class B Shares. If the directors and executive officers of DGI were to tender all of such Class B Shares for purchase pursuant to the Second Amended Offer and Shepard accepted those Class B Shares for purchase, the directors and executive officers of DGI would receive an aggregate consideration of approximately $5.9 million in cash.

To the knowledge of DGI, none of the directors, executive officers or affiliates of DGI or Donegal Mutual intends to tender the Class B Shares they hold of record or own beneficially for purchase pursuant to the Second Amended Offer. Donald H. Nikolaus, the President and Chief Executive Officer of DGI, advised the Special Committee that he has considered the Second Amended Offer and has not changed his determination that he will not tender any of the 186,375 Class B Shares he beneficially owns for purchase by Shepard.

If you have tendered your DGI Class B Shares, you can withdraw them. Please contact our information agent, MacKenzie Partners, Inc., toll-free at (800) 322-2885 for assistance in withdrawing your tender. You can also contact your broker or DGI. The information to contact DGI is set forth below:

Jeffrey D. Miller

Senior Vice President and Chief Financial Officer

Donegal Group Inc.

1195 River Road, P.O. Box 302

Marietta, PA 17547

(717) 426-1931

DGI includes copies of its press release and a letter to its stockholders relating to the recommendation of the DGI Board to reject the Second Amended Offer as Exhibit (a)(1) and Exhibit (a)(2) to this Amendment No. 3 and incorporates such press release and letter by reference in this Amendment No. 3.

Item 9.	Exhibits.

DGI herewith files the following exhibits or incorporates such exhibits in this Amendment No. 3:

Exhibit Number	Description

(a)(1)	Press Release of DGI dated May 29, 2013

(a)(2)	Letter from DGI to the Holders of Class B Common Stock dated May 29, 2013

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 14D-9 is true, complete and correct.

DONEGAL GROUP INC.

By:	/s/ Donald H. Nikolaus

Donald H. Nikolaus, President

Dated: May 29, 2013

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Press Release of DGI dated May 29, 2013

(a)(2)	Letter from DGI to the Holders of Class B Common Stock dated May 29, 2013